

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2019

Ori Gon
Chief Financial Officer
ReWalk Robotics Ltd.
3 Hatnufa St., Floor 6
Yokneam Ilit
2069203, Israel

      Re: ReWalk Robotics Ltd.
          Registration Statement on Form S-3
          Filed May 9, 2019
          File No. 333-231305

Dear Mr. Gon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Atallah at 202-551-3663 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Electronics and Machinery

cc: Colin Diamond